Mail Stop 3561

June 2, 2009

Mr. Thomas A. Williams
Chief Financial Officer
Reader's Digest Road
Pleasantville, New York 10570

      Re: **The Reader's Digest Association, Inc.**
              Form 10-K for the year ended June 30, 2008
              Filed September 29, 2008
              File No. 001-10434

Dear Mr. Williams:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Linda Cvrkel
              Branch Chief

VIA FACSIMILE
(914) 244-7930